Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD RESUMES MINING OPERATIONS AT TIMMINS WEST MINE

TORONTO, ONTARIO — (Marketwire — May 27, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has commenced safety, ventilation and maintenance checks at its Timmins West Mine as of 7:00 pm on Sunday, May 27, 2012, with full production at the mine to resume tomorrow morning (Monday, May 28, 2012) at 7:00 am. The Company had suspended operations last Thursday due to high winds and smoke from a forest fire west of Timmins, Ontario. Based on improving wind conditions and progress by the Ministry of Natural Resources in combating the forest fire, air quality at the mine site has returned to normal and the Company is now positioned to safely resume mine production.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are very pleased that our crews are getting back to work.  I want to take this opportunity to thank the Ministry of Natural Resources, City of Timmins and Ontario Provincial Police for their ongoing efforts to fight the Timmins No. 9 fire. Through the continued hard work and significant effort of a large number of people, as well as some cooperation from the weather, the smoke that resulted in our suspending operations at Timmins West Mine last Thursday has cleared and we are resuming production.”

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% mill expansion, to 3,000 tonnes per day is progressing and is targeted for completion by late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com